4700 Homewood Court, Suite 100, Raleigh, NC 27609 USA

March 12, 2018

FILED ON EDGAR

Jay Ingram

Legal Branch Chief Office of

Manufacturing and Construction

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:	ATI Modular Technology Corporation Registration Statement on Form S-4 Filed February 8, 2018 File No. 333-221846

Revised Information Statement on Schedule 14C Filed February 13, 2018

Dear Mr. Ingram:

This letter is in response to the Commission’s February 22, 2018 comment letter regarding Registration Statement on Form S-4 and Revised Information Statement on Schedule 14C submitted by ATI Modular Technology Corporation (the “Company”). According to the Company’s legal counsel, Devin W. Bone of Paesano Akkashian Apkarian, P.C., Staff Accountant Nudrat Salik advised that the Company could file this Correspondence outlining its response to the Commission’s inquiry regarding its pro forma financials in lieu of a full amendment to the Company’s Registration Statement on Form S-4 and Information Statement on Schedule 14C. The Company submits this response with understanding that additional revisions are needed to be done to the Company’s financials. Regarding the Commission’s comment regarding pro forma financials, please find the Company’s responses below.

General

1.	Where applicable, corresponding revisions should be made to your revised Information Statement on Schedule 14C.

Response: The Company notes the Commission’s comment and will continue revising accordingly.

2.	Please update your financial statements and corresponding financial information to comply with Rule 8-08 of Regulation S-X.

Response: The Company notes the Commission’s comment and will revise its financial statements and pro forma financials to comply with Rule 8-08 of Regulation S-X in its subsequent amendments once the Commission addresses the Company’s response to the pro forma inquiry below.

Unaudited Pro Forma Combined Financial Information, page 23

1.	We reissue comment 2 from our letter dated January 30, 2018. The pro forma information should assume that the transaction occurred July 1, 2014, the first day of the earliest period presented. Your disclosures on page 28 indicate that approximately 196 million shares of ATI Modular Technology Corporation shares will be issued to the shareholders of AmericaTowne, Inc. as part of the transaction; therefore, these shares should be reflected in the pro forma earnings per share amounts as outstanding as of July 1, 2014. Given that your pro forma weighted average shares outstanding were only 15.9 million for the year ended June 30, 2015, 99.7 million for the year ended June 30, 2016, 109.8 million for the six months ended December 31, 2016, and 125.8 million for the nine months ended September 30, 2017, these shares do not appear to be reflected in your pro forma shares as outstanding as of July 1, 2014 as your response indicates. Please revise.

Response: According to Agreement and Plan of Merger, the number of shares the Company issues to the shareholders of AmericaTowne, Inc. (“AmericaTowne”) is based on the outstanding shares the Company had at the time of merger.

According to Agreement and Plan of Merger, a condition precedent to the merger is AmericaTowne’s execution of a 1-to-4 stock split. Then, at the time of the merger, then the Company will issue shares to the shareholders of AmericaTowne on a 1-for-1 exchange. By way of example, if an AmericaTowne shareholder held ten (10) shares of AmericaTowne prior to the merger, the shareholder would have 40 shares after the stock split, then would receive 40 shares of the Company’s registered common stock as a result of the merger.

The disclosure states 196 million shares of the Company’s common stock is being issued to the shareholders of AmericaTowne. 196 million is from the following computation:

48,947,267 (Outstanding shares of AmericaTowne on September 30, 2017)*4 (1 to 4 stock split) = 195,785,068 (or approximately 196 million). This calculation uses the outstanding shares of common stock as of September 30, 2017, since it is the latest date we present financial statements in this filing. Therefore, 196 million shares is most possible for ATI Modular Technology Corporation to issue.

As to pro forma weighted average shares outstanding for the year ended June 30, 2016 and 2015 and for the nine months ended September 30, 2017, they are computed as follows:

Year Ended June 30, 2016:

24,841,525 (AmericaTowne’s weighted average shares before merger)*4 (1-to-4 stock split) + 16,075,716 (the Company’s weighted average shares before merger)*0.02 (50-to-1 reverse stock split) = 99,687,615.

Year Ended June 30, 2015:

16,639,708 (AmericaTowne’s weighted average shares before merger)*4 (1-to-4 stock split) + 16,075,716 (the Company’s weighted average shares before merger)*0.02 (50-to-1 reverse stock split) = 66,880,346.

Six Months Ended December 31, 2016:

26,849,881 (AmericaTowne’s weighted average shares before merger)*4 (1-to-4 stock split) + 121,171,157 (the Company’s weighted average shares before merger)*0.02 (50-to-1 reverse stock split) = 109,822,948.

Based on the above computation, we believe such pro forma information are already under the assumption that the transaction occurred July 1, 2014. Take year ended June 30, 2015 for example. If the transaction took place on July 1, 2014, weighted average shares should be four times AmericaTowne’s original weighted average shares (due to stock split in accordance with Agreement and Plan of Merger) plus 0.02 times the Company’s original weighted average shares (due to reverse stock split in accordance with Agreement and Plan of Merger). The stock split and reverse split has reflected the effect of the assumption that the transaction occurred on July 1, 2014.

We do not believe 196 million shares should be used in computation here since 196 million is computed based on outstanding shares as of September 30, 2017. 196 million is not the number of shares exactly stated in the Agreement and Plan of Merger. The actual number of shares being issued should be based on the outstanding shares at the time of merger. 196 million shares were disclosed, as what is mentioned above, is based on the outstanding shares as of September 30, 2017, latest date we present financial statements in this filing.

If the transaction took place on July 1, 2014, the weighted average shares for the year ended June 30, 2016 and 2015 and for the nine months ended September 30, 2017 should be less than 196 million since original outstanding shares from July 1, 2014 to December 30, 2016 is less than that of September 30, 2017.

Finally, given the Company’s response to the comments above, the Company acknowledges the need to update these pro forma calculations through December 31, 2017 pursuant to Rule 8-08 of Regulation S-X. The Company intends on doing so once its financials are audited.

Very truly yours,

ATI Modular Technology Corporation

Alton Perkins

Alton Perkins

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